November 10, 2010

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           VDO-PH International (the “Company”)
Registration Statement on Form S-1
Filed: October 10, 2010
File No.: 333-168941

Dear Mr. Spirgel:

We are in receipt of your correspondence dated November 1, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.
The analysis previously requested has been revised in our disclosure.   Supplementally, please be advised that only ten (10%) of shares issued to non-affiliates for services are being registered.  The selling shareholders list have been revised to reflect this disclosure.

2.
The Dilution section has been revised to reflect that only selling shareholders will be offering shares in this offering.  In addition, the Risk Factors have likewise been revised to reflect the fact that the Company is not offering any securities.

3.	Revisions have been made where applicable to reflect the number of shares currently issued and outstanding.

Prospectus Cover Page

4.	Disclosure indicating that there is no market for the Company’s shares has been provided.

5.
Disclosure indicating that because we are a shell company, our shares may only be resold through registration under the Securities Act of 1933, Section 4(1) if applicable for non-affiliates or by meeting the conditions of Rule 144(i).

6.	All references as to the Company’s shares trading on another exchange on the cover page and “Plan of Distribution” section has been deleted so as not to imply the bulletin board is an exchange.

Summary of Our Offering, page 5

Our Business, page 5

7.
Clarification as to the reason the Company is choosing to become a reporting company despite managements experience in running a public company has been provided.   Legal and accounting experts are prepared to assist management in this process even though funds are currently not available to the Company to cover these costs.  Management has and will continue to cover costs should funds not be raised.  Supplementally, what the family members may lack in experience of running a public company, they make up with wisdom and experience acquired in running other businesses.

8.
Expanded disclosure has been provided to specifically indicate that none of the Company’s current officers and directors, promoters or affiliates intend for the Company to be used as a vehicle for a private company to become a reporting company.   We re-state our disclosure that the Company is not a “blank check” company based on the fact that the Company has no plans or intentions to engage in a merger or acquisition with an unidentified entity.

Our Financial Situation, page 5

Recent Developments, page 5

9.	Disclosure more accurately reflecting this Company’s current lack of operations, lack of profits, strategic relationships, products, acquisitions and revenues has been provided.

Risk Factors, page 7

10.	An additional risk factor discussing the fact that the Company has not generated any revenues and may never generate revenues has been provided.

Risks Related to Our Business, page 7

Our auditors have express substantial doubt about our ability to continue as a going concern, page 7

11.
Disclosure indicating that if we do not raise at least $50,000 in a private placement, we may have to suspend operations within twelve (12) months has been reconciled with pervious disclosure that projected cash requirements through January 31, 2011 is $156,150.   Supplementally, please be advised that these differing cash requirements were made in difference contexts, however, we have reconciled as requested.

12.	Revisions as to our reliance on our officers and directors, with no plan of succession and their lack of experience in this industry and in running a public company has been provided.

Plan of Distribution, page 10

13.	Disclosure as to the requirements of Rule 144(i) has been provided.

Selling Security Holders, page 11

14.
Disclosure indicating which selling shareholders received shares for services and which shareholders received shares for cash and past relationships with the Company or its affiliates has been provided.  Additional clarification indicating that the first eight shareholders on the list are family members has been provided.  All family members are offering 25,000 shares with the exception of Research Unlimited and Financial Services, a Nevada Corporation, both of which are offering 87,500 shares and both of which are owned by Marlan Matson, a family member whose companies have provided market research and corporate development and corporate planning services prior to the incorporation of the Company.

15.	Disclosure indicating that Marlan Matson is the material person controlling shares held by Research Unlimited and Financial Services, a Nevada Corporation has been provided.

16.	Disclosure indicating that none of the selling shareholders is a broker-dealer has been provided.

17.	Revisions correcting the shares owned and to be offered by the last eight selling shareholders on the selling shareholders list have been provided.

Interests of Named Experts and Counsel, page 14

18.	Disclosure indicating that W. Manley, P.A. will be offering 25,000 shares pursuant to this prospectus has been provided.

Description of Business, page 15

19.
Disclosure indicating that assertions relating to the web cam market are managements beliefs, has been provided.   In addition, the “cost to business” table has been revised to reflect that these are managements expectations.

20.	A more balanced discussion as to the key challenges the Company faces going forward has been provided.

21.	Disclosure setting forth the disclosure required by Item 101(b)(5) of Regulation S-K has been provided.

Business of the Issuer, page 15

22.	Disclosure as to how our software demonstrates all claimed capabilities and how it was tested has been provided.

23.
Clarification indicating that the Company does not rely on any off the shelf software since that is the company’s propriety platform.  Additional disclosure indicating that HP, Micros and/or Dell computer appliances can be used has been provided.  Supplementally, please be advised that the Company intends to use HP hardware into which it intends to load its software package with other off the shelf hardware necessary to give the user all features currently anticipated by the business model   Other brands may be used with our software.

Our Product, page 16

24.	Supplementally, please be advised that we have deleted the word proprietary from our disclosure.

25.	Disclosure as to the estimated amount the Company has spent on research and development costs up to $170,000 since inception has been provided.

Manufacturing, page 17

26.	Disclosure as to how the Company has determined the time required to complete an office installation has been provided.

Competition, page 18

27.	Disclosure as to both direct and indirect competition has been provided.

Management’s Discussion and Analysis or Plan of Operation, page 19

28.	Disclosure as to the extent of involvement of all family members in day to day operations as well as long term planning for the Company has been provided.

29.
Supplementally, please be advised that in its early stages, the Company utilized various computer programming companies to develop the core operating system.  This was a cost effective approach to develop a base program.  The reason the Company outsourced to more than one programming company was to maintain a secretive position about the overall program being developed.  Now, the Company has everything in-house with high level programmers who have the knowledge to put the “GUI” to the developed component programs.  This will interface all of the previously outsourced software and in many cases, the in-house programmers (specialists) have greater ability then those who have completed outsourced work.  We do not feel this is a risk factor based on this reasoning.

30.	Previous disclosure indicating the last time business phone went through a fundamental change in operating format was 1972 has been deleted.

Requirements, page 20

31.	Disclosure as to the anticipated costs of being a reporting company during the initial twelve (12) months has been provided.

32.
Additional disclosure setting forth the anticipated cash requirements within the next twelve (12) months has been provided assuming product launch has occurred in the anticipated time frame and in the event product launch has not occurred within the stated time-frame.

Contracts, page 21

33.
Supplementally, please be advised that Mr. Eddie Lai, Business Account Manager for Cox Media has been visiting the Company’s facility on a regular basis.  Mr. Lai does not have the ability to make any final decisions for Cox Media in terms of entering an agreement with the Company.

Security Ownership of Certain Beneficial Owners and Management, page 23

34.
The beneficial ownership table has been revised to reflect the percentage owned by all officers and directors as a group.   Supplementally, please be advised that one less family member received shares and therefore the percentage changed.

Directors, Executive Officers, Promotors, and Central Persons, page 24

35.	The Company has three executive officers and directors as set forth.

36.	Disclosure has been revised to indicate that Ms. Valeria Stringer is acting as the Company’s principal financial officer.

37.
All family members currently devote approximately two (2) hours per day to the Company by way of video technology.   The executive officers and directors devote such time as is need to complete the development of the Company’s software platform.  Additional time will be spent when financing allows.

38.	Disclosure required by Item 401(e) of Regulation S-K has been provided in connection with the determination of board members.

39.	Reference to senior level programmers under the heading “Significant Employees” has been deleted.

Certain Relationships and Related Transactions, page 26

40.
Disclosure as to the loans noted in Notes 3 and 4 to the financial statements have been provided in accordance with Item 404 of Regulation S-K.  The reason for obtaining such loans has been provided in Managements Discussion and Analysis or Plan of Operations.

Recent Sales of Unregistered Securities, page 28

41.
Additional factual disclosure indicating the facts relied upon in making such issuances exempt has been provided.  In addition, disclosure has been provided to revise the number of shares received for monetary consideration.

Exhibits, page 28

42.	Counsel opinion has been revised to reflect that the Company is no longer offering shares on its behalf.

Undertakings, page 28

43.	The Undertakings section has been corrected throughout as requested.

Financial Statements, page 60

44.	The financial statements have been included within the prospectus prior to Part II information of the registration statement.

We invite you to visit our website at www.vdo-ph.com to assist in your review.  If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Valeria Stringer